						Exhibit 99(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$14,680	$15,891	$19,661	$27,950	$17,786	$17,562
Interest applicable to rentals	1,281	1,008	977	1,043	910	729

Total fixed charges, as defined	15,961	16,899	20,638	28,993	18,696	18,291

Preferred dividends, as defined (a)	1,566	1,643	2,898	2,736	1,686	2,361

Combined fixed charges and preferred dividends, as defined	$17,527	$18,542	$23,536	$31,729	$20,382	$20,652

Earnings as defined:

Net Income	$18,961	$16,518	($2,195)	($230)	$7,859	21,110
Add:
Provision for income taxes:
Total	13,030	11,597	(4,396)	(422)	5,875	12,450
Fixed charges as above	15,961	16,899	20,638	28,993	18,696	18,291

Total earnings, as defined	$47,952	$45,014	$14,047	$28,341	$32,430	$51,851

Ratio of earnings to fixed charges, as defined	3.00	2.66	0.68	0.98	1.73	2.83

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.74	2.43	0.60	0.89	1.59	2.51

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.